UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month	July 2016
Commission File Number	0-27760

MIRANDA GOLD CORP.

15381 – 36th Avenue, South Surrey, BC, Canada V3Z 0J5
(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F).

Form 20-F [X] Form 40 F [ ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)):

DOCUMENTS FILED:
EX-99.1	Miranda Gold Corp. Third Quarter Report for Nine Months Ended May 31, 2016
EX-99.2	Certification of interim filings - venture issuer basic certificate - CEO
EX-99.3	Certification of interim filings - venture issuer basic certificate - CFO

DESCRIPTION:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRANDA GOLD CORP.
(Registrant)

Date: July 22, 2016	By:	“Len Goldsmith”
(Signature)

Len Goldsmith, Chief Financial Officer & Corporate Secretary